Second Quarter 2010
Earnings Release and Supplemental Information





Annapolis Roads Apartments
Annapolis, MD



The Greens at Columbia
Columbia, MD





HOME PROPERTIES, INC.
SUPPLEMENTAL FINANCIAL INFORMATION
SECOND QUARTER 2010
TABLE OF CONTENTS



FOR IMMEDIATE RELEASE

Home Properties Reports Second Quarter 2010 Results

FFO Per Share Exceeds Wall Street's Mean Estimate by Three Cents

ROCHESTER, N.Y., August 5, 2010 – Home Properties (NYSE:HME) today released financial results for the second quarter ending June 30, 2010. All results are reported on a diluted basis.

"The first to second quarter 2010 sequential change in rental rate growth and net operating income (NOI) growth was positive for the first time since the second quarter of 2009, contributing to second quarter 2010 Funds From Operations per share that were three cents higher than analysts' estimates," said Edward J. Pettinella, Home Properties President and CEO. "Sequential NOI growth of 7.0% reflects continued operating efficiencies. Even without substantive economic recovery, we are pleased with our operating results, fueled by strong geographic markets and a stable business model."

Earnings per share ("EPS") for the quarter ended June 30, 2010 was $0.14, compared to $0.18 for the quarter ended June 30, 2009. The $0.04 decrease in EPS is primarily attributable to a $1.0 million decrease in income from continuing operations. EPS for the six months ended June 30, 2010 was $0.21, compared to $0.52 for the six months ended June 30, 2009. The year-over-year decrease of $0.31 per share is primarily attributable to a $13.5 million decrease in gain on disposition of three properties sold in the first quarter of 2009. There were no dispositions in the first half of 2010.

For the quarter ended June 30, 2010, Funds From Operations ("FFO") was $37.0 million, or $0.76 per share, compared to $37.9 million, or $0.84 per share, for the quarter ended June 30, 2009. Second quarter 2010 FFO of $0.76 per share was $0.03 above analysts' mean estimate, as reported by Thomson, and $0.05 above the midpoint of the guidance range provided by management. Included in the $0.76 per share 2010 FFO is $0.01 in costs related to the acquisition of three properties, which are now recorded as other expense rather than included in the cost basis of the acquisition, as was the prior accounting treatment. FFO for the six months ended June 30, 2010 was $1.47 per share, compared to $1.63 in the year-ago period. Year-to-date 2010 FFO includes $0.05 in costs related to record severe storms that occurred in the first quarter as well as $0.01 in acquisition costs. A reconciliation of GAAP net income to FFO is included in the financial data accompanying this news release.

Second Quarter Operating Results

For the second quarter of 2010, same-property comparisons (for 105 "Core" properties containing 35,798 apartment units owned since January 1, 2009) reflected a decrease in total revenues of 0.2% compared to the same quarter a year ago. Net operating income ("NOI") increased by 1.3% from the second quarter of 2009. Property level operating expenses decreased by 2.4% compared to the prior year quarter, primarily due to decreases in electricity, natural gas heating costs, repairs and maintenance, and personnel costs, which were partially offset by increases in real estate taxes and property general and administrative expense.

Average physical occupancy for the Core properties was 95.5% during the second quarter of 2010, up from 95.0% during the second quarter of 2009. Average monthly rental rates of $1,129 represent a 1.0% decrease compared to the year-ago period.

On a sequential basis, compared to the 2010 first quarter results for the Core properties, rental income increased 1.0% in the second quarter of 2010, total revenues decreased 1.7%, expenses were down 12.7%, and net operating income increased 7.0%. Average physical occupancy increased 0.7% to 95.5%. The total revenue decrease in the second quarter compared to the first quarter was due to the typical seasonality from lower heating cost reimbursements. The expense decrease between the first and second quarters represented seasonality from lower natural gas and snow removal costs in addition to higher first quarter costs related to record severe storms.

Physical occupancy for the 931 apartment units acquired/developed between January 1, 2009 and June 30, 2010 averaged 50.4% during the second quarter of 2010, at average monthly rents of $1,312. Of the 931 apartment units, 600 units relate to communities acquired during the second quarter of 2010 with average occupancy of 90.2% and average monthly rents of $879. The remaining 331 units are newly developed apartments that commenced leasing in 2010. The initial lease-up activity at 1200 East West Highway and the Courts at Huntington Station has reached 24.9% with average monthly rents of $1,915. See additional information below in the acquisitions/dispostions and development sections.

Year-to-Date Operating Results

For the six months ended June 30, 2010, same-property comparisons for the Core properties reflected a decrease in total revenues of 0.4% and a decrease in total expenses of 0.6%, resulting in a 0.2% decrease in net operating income compared to the first six months of 2009. Property level operating expenses decreased primarily due to decreases in electricity, natural gas heating costs, and repairs and maintenance, which were partially offset by an increase in property insurance, real estate taxes, and snow removal costs.

Average physical occupancy for the Core properties was 95.2% during the first six months of 2010, up from 94.6% a year ago, with average monthly rental rates of $1,128, a decrease of 1.2% over the prior year, reflecting the tougher economic environment and resulting pressures on rental rates experienced in 2010 as compared to 2009.

Acquisitions/Dispositions

There were no dispositions during the first half of 2010.

As previously reported, during the quarter the Company purchased three properties with a total of 600 units in the Baltimore region for a combined $56.2 million. Acquisition costs of $0.62 million were included in other expenses in the second quarter of 2010.

In addition, on July 29, 2010, the Company acquired The Greens at Columbia, a 168-unit apartment community located in Columbia, Maryland for a total $25.6 million. The property is currently 94.0% occupied at monthly rents averaging $1,316. Consideration for the purchase included the assumption of a $9.6 million fixed-rate mortgage at 4.93% maturing in August 2014, with the balance paid in cash. The projected weighted average first year capitalization rate is 6.1% after allocating 3% of rental revenues for management and overhead expenses and before normalized capital expenditures. The property, built in 1986 and 1987, includes fourteen, three-story, brick, garden style buildings.

Also, on August 5, 2010, the Company acquired Village at Potomac Falls, a 247-unit apartment community located in Sterling, Virginia for a total purchase price of $38.5 million, which was paid in cash. The property is currently 96.6% occupied at monthly rents averaging $1,368. The expected weighted average first year capitalization rate is 5.6%. The garden style property, completed in 1999, consists of 10 three- and four-story buildings.

Acquisition costs of approximately $0.5 million for the two properties described above will be included in other expenses in the 2010 third quarter.

Year-to-date, the Company has purchased a total of five properties with 1,015 units for a combined price of $120.3 million.

Development

The Company has two projects currently under construction, 1200 East West Highway and The Courts at Huntington Station. At 1200 East West Highway in Silver Spring, Maryland, construction is substantially complete, and move-ins began in mid-March. As of August 5, 2010, 173 of the 247 units, or 70%, are leased. The Courts at Huntington Station is in Alexandria, Virginia, and construction of the 202 units in Phase One is expected to be completed during the third quarter of 2010. As of August 5, 2010, 99 of the 202 units, or 49%, are leased. Construction on Phase Two (219 units) has commenced and is scheduled to be complete in the second quarter of 2011, reaching stabilized occupancy a year later.

Capital Markets Activities

As of June 30, 2010, the Company's ratio of debt-to-total market capitalization was 50.9% (based on a June 30, 2010 stock price of $45.07 to determine equity value), with $9 million outstanding on its $175 million revolving credit facility and $8 million of unrestricted cash on hand. Total debt of $2.3 billion was outstanding, at rates of interest averaging 5.5% and with staggered maturities averaging approximately six years. Approximately 89% of total indebtedness is at fixed rates. Interest coverage for the quarter averaged 2.3 times, and the fixed charge ratio averaged 2.1 times.

The Company did not repurchase any of its common stock during the second quarter. As of June 30, 2010, the Company has Board authorization to buy back up to approximately 2.3 million additional shares of its common stock or Operating Partnership Units, although it has no current plans to do so.

During the second quarter, the Company completed its At-the-Market (ATM) equity offering program, which resulted in the sale of a total of 3,178,700 common shares at an average price of $47.19 generating net proceeds of approximately $147.0 million. In the second quarter, the Company issued 865,500 shares of the total shares sold at an average price of $49.41 per share.

Outlook

For 2010, the Company has increased the midpoint of its prior guidance to $2.99 while tightening the range of FFO per share to $2.95 to $3.03 from $2.81 to $2.99. This guidance range reflects management's current assessment of economic and market conditions.

The quarterly breakdown for the balance of 2010 guidance on FFO per share results is as follows: Third quarter $0.73 to $0.77; fourth quarter $0.75 to $0.79.

Dividend Declared

The Company announced a regular cash dividend on the Company's common stock of $0.58 per share for the quarter ended June 30, 2010. The dividend is payable on August 26, 2010 to stockholders of record on August 16, 2010 and is equivalent to an annualized rate of $2.32 per share. The current annual dividend represents a 4.6% yield based on yesterday's closing price of $50.33. Home Properties' common stock will begin trading ex-dividend on August 12, 2010.

Supplemental Information

The Company produces supplemental information that includes details regarding property operations, other income, acquisitions, sales, market geographic breakdown, debt and new development. The supplemental information is available via the Company's website through the "Investors" section, e-mail or facsimile upon request.

Second Quarter 2010 Earnings Conference Call

The Company will conduct a conference call and simultaneous webcast tomorrow at 11:00 AM ET to review and comment on the information reported in this release. To listen to the call, please dial 800-758-5606 (International 212-231-2906). An audio replay of the call will be available through August 11, 2010, by dialing 800-633-8284 or 402-977-9140 and entering the passcode 21442492. The Company webcast, which includes audio and a slide presentation, will be available, live at 11:00 AM and archived by 1:00 PM, through the "Investors" section home page of the website homeproperties.com.

Third Quarter 2010 Conference/Event Schedule

Home Properties is scheduled to participate in the Barclays Capital 2010 Global Financial Services Conference on September 14 at the Sheraton New York in New York City, the BMO Capital Markets' 2010 North American Real Estate Conference September 15-17 at The Peninsula Hotel in Chicago, and in the Bank of America Merrill Lynch Global Real Estate Conference at the Grand Hyatt Hotel in New York City September 28.

In addition, Home Properties is hosting an investor meeting and property tour in Washington, D.C. on September 22, 2010. For all conference/events, any audio presentation, webcast and related materials will be available in the "Investors" section of Home Properties' website.

Third Quarter 2010 Earnings Release and Conference Call

The third quarter financial results are scheduled to be released after the stock market closes on Thursday, November 4, 2010. A conference call, which will be simultaneously webcast, is scheduled for Friday, November 5, 2010 at 11:00 AM ET and is accessible following the above instructions. The passcode for that replay will be 21442493.

This press release contains forward-looking statements. Although the Company believes expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. Factors that may cause actual results to differ include general economic and local real estate conditions, the weather and other conditions that might affect operating expenses, the timely completion of repositioning and new development activities within anticipated budgets, the actual pace of future acquisitions and dispositions, and continued access to capital to fund growth.

Home Properties is a publicly traded apartment real estate investment trust that owns, operates, develops, acquires and rehabilitates apartment communities primarily in selected Northeast and Mid-Atlantic markets. Currently, Home Properties operates 113 communities containing 38,019 apartment units. Of these, 37,151 units in 112 communities are owned directly by the Company and 868 units are partially owned and managed by the Company as general partner. For more information, visit Home Properties' website at homeproperties.com.

HOME PROPERTIES, INC.
SUMMARY OF OCCUPANCY AND PROPERTY OPERATING RESULTS

Second Quarter Results:	Avg. Physical Occupancy[a]		2Q 2010	2Q 2010 vs. 2Q 2009 % Growth			
	2Q 2010	2Q 2009	Average Monthly Rent / Occ Unit	Base Rental Rates	Total Revenue	Total Expense	NOI
Core Properties[b]	95.5%	95.0%	$1,129	(1.0%)	(0.2%)	(2.4%)	1.3%
Acquisition Properties[c]	50.4%	NA	$1,312	NA	NA	NA	NA
TOTAL PORTFOLIO	94.6%	NA	$1,131	NA	NA	NA	NA

Year-To-Date Results:	Avg. Physical Occupancy[a]		YTD 2010	YTD 2010 vs. YTD 2009 % Growth			
	YTD 2010	YTD 2009	Average Monthly Rent / Occ Unit	Base Rental Rates	Total Revenue	Total Expense	NOI
Core Properties[b]	95.2%	94.6%	$1,128	(1.2%)	(0.4%)	(0.6%)	(0.2%)
Acquisition Properties[c]	48.4%	NA	$1,326	NA	NA	NA	NA
TOTAL PORTFOLIO	94.7%	NA	$1,128	NA	NA	NA	NA

[a] Average physical occupancy is defined as total possible rental income, net of vacancy expense, as a percentage of total possible rental income. Total possible rental income is determined by valuing occupied units at contract rates and vacant units at market rents.

[b] Core Properties consist of 105 properties with 35,798 apartment units owned throughout 2009 and 2010.

[c] Acquisition Properties consist of 5 properties with 931 apartment units acquired/developed subsequent to January 1, 2009.

HOME PROPERTIES, INC.
SUMMARY CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share data – Unaudited)

	Three Months Ended June 30		Six Months Ended June 30	
	2010	**2009**	**2010**	**2009**
Rental income	$116,624	$116,125	$230,939	$231,500
Property other income	9,350	8,895	21,971	21,089
Interest income	7	6	11	14
Other income	23	90	77	368
Total revenues	126,004	125,116	252,998	252,971
Operating and maintenance	50,632	50,968	107,689	107,399
General and administrative	7,110	6,249	12,668	12,138
Interest	29,927	30,257	60,361	60,810
Depreciation and amortization	30,964	29,848	61,359	59,502
Other expenses	623	-	623	-
Total expenses	119,256	117,322	242,700	239,849
Income from continuing operations	6,748	7,794	10,298	13,122
Discontinued operations				
Income (loss) from discontinued operations	33	504	5	(3,274)
Gain (loss) on disposition of property	(2)	(16)	(13)	13,493
Discontinued operations	31	488	(8)	10,219
Net income	6,779	8,282	10,290	23,341
Net income attributable to noncontrolling interest	(1,611)	(2,262)	(2,485)	(6,419)
Net income attributable to common stockholders	$ 5,168	$ 6,020	$ 7,805	$ 16,922
Reconciliation from net income attributable to common stockholders to Funds From Operations:				
Net income available to common stockholders	$ 5,168	$ 6,020	$ 7,805	$ 16,922
Real property depreciation and amortization	30,245	29,629	59,968	59,050
Noncontrolling interest	1,611	2,262	2,485	6,419
(Gain) loss on disposition of property	2	16	13	(13,493)
Loss from early extinguishment of debt in connection with sale of real estate	-	-	-	4,927
FFO - basic and diluted [(1)]	$ 37,026	$ 37,927	$ 70,271	$ 73,825

[(1)] Pursuant to the revised definition of Funds From Operations adopted by the Board of Governors of the National Association of Real Estate Investment Trusts ("NAREIT"), FFO is defined as net income (computed in accordance with accounting principles generally accepted in the United States of America ("GAAP")) excluding gains or losses from disposition of property, noncontrolling interest and extraordinary items plus depreciation from real property. In 2009, the Company added back debt extinguishment costs which were incurred as a result of repaying property specific debt triggered upon sale as a gain or loss on sale of the property. Because of the limitations of the FFO definition as published by NAREIT as set forth above, the Company has made certain interpretations in applying the definition. The Company believes all adjustments not specifically provided for are consistent with the definition. Other similarly titled measures may not be calculated in the same manner.

HOME PROPERTIES, INC.
SUMMARY CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share data – Unaudited)

	Three Months Ended June 30		Six Months Ended June 30	
	2010	**2009**	**2010**	**2009**
FFO – basic, diluted and Operating FFO [(2)]	$ 37,026	$ 37,927	$ 70,271	$ 73,825
FFO – basic, diluted and Operating FFO	$ 37,026	$ 37,927	$ 70,271	$73,825
Recurring non-revenue generating capital expenses	(7,284)	(7,278)	(14,448)	(14,605)
Addback of non-cash interest expense	518	490	1,026	970
AFFO [(3)] **and Operating AFFO** [(2) (3)]	$ 30,260	$ 31,139	$ 56,849	$ 60,190
Weighted average shares/units outstanding:				
Shares – basic	36,795.3	32,868.8	35,894.1	32,777.0
Shares – diluted	37,247.2	32,919.4	36,304.3	32,811.4
Shares/units – basic [(4)]	48,283.2	45,227.0	47,350.3	45,211.3
Shares/units – diluted [(4)]	48,735.0	45,277.6	47,860.5	45,245.7
Per share/unit:				
Net income – basic	$0.14	$0.18	$0.22	$0.52
Net income – diluted	$0.14	$0.18	$0.21	$0.52
FFO – basic	$0.77	$0.84	$1.48	$1.63
FFO – diluted [(2)] and Operating FFO	$0.76	$0.84	$1.47	$1.63
AFFO [(3)] and Operating AFFO [(2) (3)]	$0.62	$0.69	$1.19	$1.33
Common Dividend paid	$0.58	$0.67	$1.16	$1.34

[(2)] Operating FFO is defined as FFO as computed in accordance with NAREIT definition, adjusted for the addback of real estate impairment charges.

[(3)] Adjusted Funds From Operations ("AFFO") is defined as gross FFO less an annual reserve for anticipated recurring, non-revenue generating capitalized costs of $800 per apartment unit in 2010 and 2009. Non-cash interest expense of the exchangeable senior notes in accordance with ASC 470-20 (formerly APB14-1) has been added back for 2010 and 2009. The resulting sum is divided by the weighted average shares/units on a diluted basis to arrive at AFFO per share/unit.

[(4)] Basic includes common stock outstanding plus operating partnership units in Home Properties, L.P., which can be converted into shares of common stock. Diluted includes additional common stock equivalents.

HOME PROPERTIES, INC.
SUMMARY CONSOLIDATED BALANCE SHEETS
(in thousands - Unaudited)

	June 30, 2010	December 31, 2009
Land	$ 526,478	$ 508,087
Construction in progress	177,622	184,617
Buildings, improvements and equipment	3,332,582	3,223,275
	4,036,682	3,915,979
Accumulated depreciation	(793,652)	(733,142)
Real estate, net	3,243,030	3,182,837
Cash and cash equivalents	8,455	8,809
Cash in escrows	31,463	27,278
Accounts receivable	13,396	14,137
Prepaid expenses	11,280	16,783
Deferred charges	12,578	13,931
Other assets	6,385	4,259
Total assets	$ 3,326,587	$ 3,268,034
Mortgage notes payable	$ 2,136,742	$ 2,112,645
Exchangeable senior notes	137,162	136,136
Line of credit	9,000	53,500
Accounts payable	20,121	19,695
Accrued interest payable	10,680	10,661
Accrued expenses and other liabilities	29,526	27,989
Security deposits	19,507	19,334
Total liabilities	2,362,738	2,379,960
Common stockholders' equity	734,847	661,112
Noncontrolling interest	229,002	226,962
Total equity	963,849	888,074
Total liabilities and equity	$ 3,326,587	$ 3,268,034
Total shares/units outstanding:		
Common stock	37,481.4	34,655.4
Operating partnership units	11,532.8	11,734.6
	49,014.2	46,390.0

For further information:

David P. Gardner, Executive Vice President and Chief Financial Officer, (585) 246-4113
Charis W. Warshof, Vice President, Investor Relations, (585) 295-4237

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SECOND QUARTER 2010

	# of Units	Date Acquired		2Q '10 Rent/Mo.	2Q '10 Occup.	2Q '09 Occup.	Rental Rates[1]	Total Revenue	Total Expense	Total NOI	2Q '10 % Co. NOI
							2Q '10 versus 2Q '09 % Growth				
Baltimore Region											
Annapolis Roads	282	6/17/2010	$	1,179	90.2%	n/a	n/a	n/a	n/a	n/a	
Bonnie Ridge	960	7/1/1999	$	1,049	95.2%	93.4%	(2.8%)	(1.7%)	1.0%	(3.0%)	
Canterbury Apartments	618	7/16/1999	$	942	95.6%	94.4%	0.2%	2.4%	(0.3%)	4.0%	
Country Village	344	4/30/1998	$	915	97.1%	96.5%	2.6%	5.4%	(1.2%)	10.4%	
Dunfield Townhomes	312	11/1/2007	$	1,116	93.3%	96.4%	3.3%	(2.0%)	8.4%	(7.5%)	
Falcon Crest	396	7/16/1999	$	976	92.0%	92.3%	0.2%	(2.0%)	(2.8%)	(1.6%)	
Fox Hall Apartments	720	3/29/2007	$	823	91.7%	91.0%	(0.3%)	(1.6%)	(6.9%)	3.3%	
Gateway Village	132	7/16/1999	$	1,286	97.6%	95.1%	0.2%	6.9%	(3.2%)	12.5%	
Heritage Woods	164	10/4/2006	$	1,050	97.7%	96.4%	3.0%	2.9%	(0.4%)	4.9%	
Middlebrooke Apartments	208	4/1/2010	$	864	90.4%	n/a	n/a	n/a	n/a	n/a	
Mill Towne Village Apts	384	5/31/2001	$	873	94.6%	95.2%	0.7%	0.8%	(12.9%)	11.2%	
Morningside Heights	1,050	4/30/1998	$	862	92.7%	92.5%	(1.2%)	0.1%	(2.0%)	1.2%	
Owings Run	504	7/16/1999	$	1,187	96.2%	95.7%	0.6%	0.5%	(4.4%)	3.0%	
Ridgeview at Wakefield Valley	204	1/13/2005	$	1,153	97.0%	94.6%	(1.5%)	2.3%	(0.9%)	4.4%	
Saddle Brooke Apartments	468	10/29/2008	$	984	94.4%	90.3%	(7.6%)	(2.2%)	(3.7%)	(1.2%)	
Selford Townhomes	102	7/16/1999	$	1,300	96.2%	91.3%	0.7%	2.1%	(7.9%)	7.3%	
The Coves at Chesapeake	469	11/20/2006	$	1,189	93.3%	93.2%	(0.0%)	(0.1%)	(12.4%)	7.3%	
Timbercroft Townhomes	284	7/16/1999	$	914	99.6%	99.2%	3.3%	6.8%	(6.2%)	15.0%	
Top Field	156	10/4/2006	$	1,180	97.1%	95.7%	(0.4%)	0.4%	(6.1%)	3.9%	
Village Square Townhomes	370	7/16/1999	$	1,117	94.0%	92.9%	(1.9%)	0.7%	(2.3%)	2.3%	
Westbrooke Apartments	110	4/1/2010	$	786	89.7%	n/a	n/a	n/a	n/a	n/a	
Woodholme Manor	177	3/31/2001	$	870	94.4%	95.9%	1.7%	(1.5%)	4.1%	(5.4%)	
Total Baltimore Region	8,414		$	993	94.5%	93.8%	(0.6%)	0.4%	(3.3%)	2.5%	20.8%
Boston Region											
Gardencrest	696	6/28/2002	$	1,496	96.9%	94.4%	(1.0%)	2.0%	(8.2%)	7.3%	
Highland House	172	5/31/2006	$	1,137	97.7%	94.7%	(1.3%)	2.7%	(7.6%)	12.7%	
Liberty Place	107	6/6/2006	$	1,399	97.9%	97.3%	(0.4%)	4.9%	(6.7%)	13.6%	
Stone Ends	280	2/12/2003	$	1,214	91.2%	97.3%	(0.8%)	(6.7%)	0.2%	(10.4%)	
The Heights at Marlborough	348	9/7/2006	$	1,155	96.2%	95.6%	(1.0%)	(0.5%)	(17.8%)	16.5%	
The Meadows at Marlborough	264	9/7/2006	$	1,107	96.7%	96.1%	(3.0%)	(1.8%)	(32.2%)	30.7%	
The Townhomes of Beverly	204	2/15/2007	$	1,411	98.9%	95.5%	(2.8%)	(1.7%)	(11.1%)	4.7%	
The Village at Marshfield	276	3/17/2004	$	1,102	97.4%	96.9%	(2.9%)	2.8%	(8.8%)	10.2%	
Westwoods	35	4/30/2007	$	1,179	96.3%	94.2%	(6.0%)	0.6%	(7.3%)	9.5%	
Total Boston Region	2,382		$	1,282	96.5%	95.6%	(1.6%)	0.2%	(12.2%)	8.7%	7.9%
Chicago Region											
Blackhawk	371	10/20/2000	$	839	97.0%	96.3%	(5.0%)	(2.5%)	7.3%	(12.5%)	
Courtyards Village	224	8/29/2001	$	804	98.6%	97.9%	(3.6%)	1.9%	1.9%	1.9%	
Cypress Place	192	12/27/2000	$	904	98.4%	98.2%	(4.6%)	(2.7%)	(0.6%)	(4.8%)	
The Colony	783	9/1/1999	$	855	95.6%	94.9%	(3.9%)	(2.6%)	1.9%	(6.8%)	
The New Colonies	672	6/23/1998	$	722	95.3%	95.5%	(0.6%)	(1.0%)	16.1%	(10.7%)	
Total Chicago Region	2,242		$	812	96.3%	95.9%	(3.3%)	(1.7%)	5.6%	(7.9%)	3.8%
Florida Region											
The Hamptons	668	7/7/2004	$	979	94.0%	94.3%	(3.1%)	(1.3%)	2.4%	(5.1%)	
Vinings at Hampton Village	168	7/7/2004	$	1,109	94.4%	94.9%	(0.6%)	(0.3%)	0.0%	(0.6%)	
Total Florida Region	836		$	1,005	94.1%	94.4%	(2.6%)	(1.1%)	1.9%	(4.1%)	1.6%
Long Island, NY Region											
Bayview / Colonial	160	11/1/2000	$	1,210	94.5%	95.5%	(0.8%)	(1.7%)	1.6%	(4.7%)	
Cambridge Village	82	3/1/2002	$	1,686	97.3%	97.3%	1.0%	(0.4%)	7.2%	(6.4%)	
Devonshire Hills	297	7/16/2001	$	1,691	95.8%	96.8%	0.8%	(0.9%)	0.1%	(1.3%)	
Hawthorne Court	434	4/4/2002	$	1,381	97.3%	97.2%	1.1%	1.8%	(2.0%)	5.1%	
Heritage Square	80	4/4/2002	$	1,697	97.3%	95.7%	1.5%	3.9%	6.7%	1.3%	
Holiday Square	144	5/31/2002	$	1,178	96.4%	94.6%	0.0%	3.5%	(2.0%)	7.8%	
Lake Grove Apartments	368	2/3/1997	$	1,373	96.3%	97.6%	0.1%	(1.2%)	(1.7%)	(0.8%)	
Mid- Island Estates	232	7/1/1997	$	1,342	97.1%	96.4%	1.9%	3.3%	1.6%	4.8%	
Sayville Commons	342	7/15/2005	$	1,555	93.6%	97.0%	1.3%	(1.9%)	7.6%	(8.1%)	
South Bay Manor	61	9/11/2000	$	1,629	98.5%	98.0%	1.1%	4.1%	10.8%	(0.9%)	
Southern Meadows	452	6/29/2001	$	1,351	95.9%	96.7%	(0.9%)	(2.4%)	(3.9%)	(1.2%)	
Stratford Greens	359	3/1/2002	$	1,418	97.2%	96.9%	(0.1%)	(0.6%)	4.4%	(4.0%)	
Westwood Village Apts	242	3/1/2002	$	2,275	96.2%	95.7%	(2.5%)	(3.0%)	0.3%	(5.4%)	
Woodmont Village Apts	97	3/1/2002	$	1,286	99.3%	97.0%	2.0%	4.4%	(5.0%)	10.2%	
Yorkshire Village Apts	40	3/1/2002	$	1,738	98.8%	97.3%	(1.3%)	3.0%	16.5%	(8.2%)	
Total Long Island Region	3,390		$	1,490	96.3%	96.7%	0.1%	(0.3%)	1.1%	(1.4%)	11.5%
Maine Region											
Liberty Commons	120	8/30/2006	$	1,193	97.1%	95.7%	0.7%	2.1%	(6.9%)	7.1%	
Redbank Village	500	7/7/1998	$	856	96.8%	96.6%	(0.6%)	(1.6%)	1.4%	(3.7%)	
Total Maine Region	620		$	921	96.9%	96.4%	(0.2%)	(0.6%)	(0.4%)	(0.8%)	1.3%

SECOND QUARTER 2010

	# of Units	Date Acquired		2Q '10 Rent/Mo.	2Q '10 Occup.	2Q '09 Occup.	Rental Rates[1]	Total Revenue	Total Expense	Total NOI	2Q '10 % Co. NOI
									2Q '10 versus 2Q '09 % Growth		
New Jersey Region											
Barrington Gardens	148	3/1/2005	$	1,129	95.6%	95.3%	0.1%	1.6%	16.8%	(9.7%)	
Chatham Hill Apartments	308	1/30/2004	$	1,671	93.9%	93.3%	(2.3%)	(2.6%)	13.6%	(9.2%)	
East Hill Gardens	33	7/7/1998	$	1,505	99.2%	97.9%	1.7%	3.2%	(11.5%)	11.9%	
Hackensack Gardens	198	3/1/2005	$	1,075	93.8%	91.5%	0.7%	1.3%	(11.7%)	14.4%	
Jacob Ford Village	270	2/15/2007	$	1,161	94.6%	94.9%	3.0%	0.1%	(2.6%)	1.9%	
Lakeview	106	7/7/1998	$	1,354	94.7%	92.9%	(0.1%)	3.6%	10.0%	(0.3%)	
Northwood Apartments	134	1/30/2004	$	1,291	95.9%	95.3%	(1.8%)	(2.1%)	1.4%	(4.9%)	
Oak Manor	77	7/7/1998	$	1,746	94.6%	93.9%	(1.7%)	(1.3%)	(32.6%)	15.6%	
Pleasant View	1,142	7/7/1998	$	1,109	96.5%	92.7%	(3.2%)	0.4%	(6.6%)	5.4%	
Pleasure Bay	270	7/7/1998	$	1,002	96.1%	95.2%	(4.2%)	(3.2%)	8.4%	(11.4%)	
Royal Gardens Apartments	550	5/28/1997	$	1,213	97.6%	95.0%	(0.7%)	2.5%	(6.9%)	8.3%	
Wayne Village	275	7/7/1998	$	1,380	97.4%	96.9%	(0.3%)	(0.1%)	(16.9%)	9.6%	
Windsor Realty	67	7/7/1998	$	1,161	96.7%	94.6%	(2.7%)	(1.8%)	(4.4%)	0.2%	
Total New Jersey Region	3,578		$	1,221	96.0%	94.1%	(1.5%)	0.1%	(3.6%)	2.4%	11.1%
Philadelphia Region											
Castle Club	158	3/15/2000	$	945	95.0%	93.0%	(1.0%)	(4.5%)	(5.3%)	(3.8%)	
Chesterfield	247	9/23/1997	$	891	95.7%	95.4%	(2.6%)	(1.6%)	(3.2%)	0.1%	
Curren Terrace	318	9/23/1997	$	847	92.6%	95.2%	(4.2%)	(7.8%)	(4.5%)	(10.8%)	
Glen Brook	174	7/28/1999	$	806	95.5%	91.9%	(1.4%)	(1.2%)	6.0%	(9.6%)	
Glen Manor	174	9/23/1997	$	782	96.0%	96.5%	(2.5%)	(5.0%)	7.4%	(16.8%)	
Golf Club	399	3/15/2000	$	1,038	95.4%	93.3%	(3.8%)	(0.3%)	5.6%	(3.6%)	
Hill Brook Place	274	7/28/1999	$	854	95.7%	94.9%	(0.1%)	0.2%	(5.7%)	7.2%	
Home Properties of Bryn Mawr	316	3/15/2000	$	1,138	85.6%	91.6%	3.0%	(2.4%)	5.2%	(8.8%)	
Home Properties of Devon	631	3/15/2000	$	1,079	93.7%	94.6%	(1.6%)	(5.6%)	(5.3%)	(5.7%)	
New Orleans Park	442	7/28/1999	$	841	95.4%	94.9%	(2.5%)	(5.3%)	(3.0%)	(7.5%)	
Racquet Club	466	7/7/1998	$	1,020	96.1%	96.0%	(1.0%)	0.2%	(9.3%)	8.5%	
Racquet Club South	103	5/27/1999	$	877	96.7%	97.2%	(1.0%)	(4.0%)	(2.1%)	(5.9%)	
Ridley Brook	244	7/28/1999	$	899	93.6%	93.9%	(2.0%)	(9.0%)	(1.8%)	(15.6%)	
Sherry Lake	298	7/23/1998	$	1,134	95.2%	95.2%	(4.3%)	(6.5%)	(3.4%)	(8.2%)	
The Brooke at Peachtree Village	146	8/15/2005	$	1,108	96.9%	97.4%	0.2%	(1.1%)	(5.2%)	1.8%	
The Landings	384	11/25/1996	$	956	97.2%	95.5%	(3.4%)	(4.5%)	(7.2%)	(2.8%)	
Trexler Park	250	3/15/2000	$	1,019	96.5%	92.9%	(3.4%)	(0.1%)	(10.2%)	8.3%	
Trexler Park West	216	8/15/2008	$	1,226	96.6%	95.8%	(0.5%)	(0.8%)	(8.3%)	3.8%	
William Henry	363	3/15/2000	$	1,057	91.9%	94.4%	(5.1%)	0.5%	0.5%	0.4%	
Total Philadelphia Region	5,603		$	987	94.5%	94.6%	(2.1%)	(3.1%)	(3.0%)	(3.2%)	13.0%
Washington, D.C. Region											
1200 East West	247	Under Construction	$	1,881	26.0%	n/a	n/a	n/a	n/a	n/a	
Braddock Lee	255	3/16/1998	$	1,269	98.4%	96.5%	(0.3%)	0.3%	(3.3%)	2.7%	
Cider Mill	864	9/27/2002	$	1,095	95.2%	94.5%	(1.2%)	1.8%	4.0%	0.1%	
Cinnamon Run	511	12/28/2005	$	1,200	96.1%	96.5%	1.0%	1.8%	8.4%	(1.1%)	
Courts at Huntington Station	84	Under Construction	$	2,077	20.3%	n/a	n/a	n/a	n/a	n/a	
East Meadow	150	8/1/2000	$	1,271	98.1%	99.2%	(0.9%)	(1.8%)	4.8%	(5.6%)	
Elmwood Terrace	504	6/30/2000	$	899	93.5%	92.4%	(2.3%)	0.4%	0.5%	0.3%	
Falkland Chase	450	9/10/2003	$	1,341	95.0%	94.3%	(1.3%)	(1.3%)	(2.4%)	(0.7%)	
Mount Vernon Square	1,387	12/27/2006	$	1,192	94.8%	95.7%	(0.1%)	0.0%	(3.5%)	1.8%	
Orleans Village	851	11/16/2000	$	1,318	95.7%	94.7%	(0.5%)	(0.5%)	(7.4%)	3.9%	
Park Shirlington	294	3/16/1998	$	1,285	96.5%	96.9%	(0.9%)	(1.3%)	(0.3%)	(1.9%)	
Peppertree Farm	879	12/28/2005	$	1,182	93.0%	93.0%	0.6%	5.2%	(3.0%)	10.7%	
Seminary Hill	296	7/1/1999	$	1,246	97.2%	97.0%	(0.1%)	1.5%	(2.0%)	4.3%	
Seminary Towers	541	7/1/1999	$	1,291	96.0%	95.3%	0.0%	(0.9%)	(2.4%)	0.3%	
Tamarron Apartments	132	7/16/1999	$	1,434	95.9%	98.1%	(1.3%)	(4.1%)	(4.0%)	(4.2%)	
The Apts at Wellington Trace	240	3/2/2004	$	1,267	96.9%	97.6%	0.8%	0.1%	5.0%	(2.6%)	
The Manor - MD	435	8/31/2001	$	1,242	95.6%	93.0%	2.2%	8.7%	(4.6%)	17.8%	
The Manor - VA	198	2/19/1999	$	990	97.8%	96.2%	(4.0%)	(0.3%)	(14.2%)	11.4%	
The Sycamores	185	12/16/2002	$	1,294	98.2%	97.6%	(3.6%)	(3.0%)	(5.5%)	(1.5%)	
Virginia Village	344	5/31/2001	$	1,256	98.4%	98.9%	0.0%	(1.0%)	0.4%	(1.8%)	
West Springfield	244	11/18/2002	$	1,388	97.4%	97.4%	(2.0%)	(2.2%)	(9.1%)	1.1%	
Westchester West	345	12/30/2008	$	1,270	94.5%	91.7%	(1.2%)	7.9%	(3.6%)	15.8%	
Woodleaf Apartments	228	3/19/2004	$	1,192	94.3%	92.9%	1.5%	3.6%	(7.8%)	10.9%	
Total Washington, D.C. Region	9,664		$	1,215	95.6%	95.2%	(0.4%)	1.0%	(2.2%)	3.0%	29.0%
TOTAL OWNED PORTFOLIO	36,729		$	1,131	94.6%	n/a	n/a	n/a	n/a	n/a	100.0%
TOTAL CORE PORTFOLIO	35,798		$	1,129	95.5%	95.0%	(1.0%)	(0.2%)	(2.4%)	1.3%	

[1] Reflects net change in base rental rates before utility reimbursements and economic occupancy changes.

June YTD

	# of Units	Date Acquired		YTD '10 Rent/Mo.	YTD '10 Occup.	YTD '09 Occup.	Rental Rates[1]	Total Revenue	Total Expense	Total NOI	YTD '10 % Co. NOI
							YTD '10 versus YTD '09 % Growth				
Baltimore Region											
Annapolis Roads	282	6/17/2010	$	1,179	90.2%	n/a	n/a	n/a	n/a	n/a	
Bonnie Ridge	960	7/1/1999	$	1,051	93.9%	92.6%	(3.2%)	(2.5%)	1.4%	(4.8%)	
Canterbury Apartments	618	7/16/1999	$	943	95.0%	94.0%	0.5%	2.8%	3.0%	2.6%	
Country Village	344	4/30/1998	$	914	96.6%	95.4%	2.1%	5.4%	3.2%	7.0%	
Dunfield Townhomes	312	11/1/2007	$	1,110	92.4%	96.2%	3.2%	(3.9%)	13.6%	(13.3%)	
Falcon Crest	396	7/16/1999	$	980	92.0%	93.1%	0.5%	(2.6%)	9.3%	(8.9%)	
Fox Hall Apartments	720	3/29/2007	$	815	92.7%	90.9%	(2.0%)	(1.9%)	(0.3%)	(3.3%)	
Gateway Village	132	7/16/1999	$	1,283	97.3%	95.8%	0.7%	5.0%	3.9%	5.5%	
Heritage Woods	164	10/4/2006	$	1,044	97.2%	95.6%	2.3%	3.3%	6.0%	1.8%	
Middlebrooke Apartments	208	4/1/2010	$	864	90.4%	n/a	n/a	n/a	n/a	n/a	
Mill Towne Village Apts	384	5/31/2001	$	871	94.4%	93.7%	0.4%	2.1%	(0.5%)	4.1%	
Morningside Heights	1,050	4/30/1998	$	860	93.0%	92.0%	(1.5%)	(0.2%)	6.2%	(3.8%)	
Owings Run	504	7/16/1999	$	1,185	96.0%	95.4%	0.3%	0.7%	5.1%	(1.4%)	
Ridgeview at Wakefield Valley	204	1/13/2005	$	1,146	96.4%	94.1%	(2.1%)	1.9%	4.4%	0.3%	
Saddle Brooke Apartments	468	10/29/2008	$	986	94.4%	89.5%	(7.1%)	1.5%	(6.5%)	8.0%	
Selford Townhomes	102	7/16/1999	$	1,292	95.3%	90.6%	(0.5%)	3.3%	2.9%	3.5%	
The Coves at Chesapeake	469	11/20/2006	$	1,185	92.6%	92.4%	(0.4%)	0.5%	(4.1%)	3.4%	
Timbercroft Townhomes	284	7/16/1999	$	905	99.6%	99.2%	3.6%	5.6%	4.2%	6.4%	
Top Field	156	10/4/2006	$	1,178	96.7%	96.1%	(0.5%)	(1.1%)	2.2%	(2.8%)	
Village Square Townhomes	370	7/16/1999	$	1,115	93.3%	93.8%	(2.3%)	(1.9%)	6.6%	(6.1%)	
Westbrooke Apartments	110	4/1/2010	$	786	89.7%	n/a	n/a	n/a	n/a	n/a	
Woodholme Manor	177	3/31/2001	$	868	93.2%	95.3%	1.9%	(0.7%)	4.7%	(4.6%)	
Total Baltimore Region	8,414		$	997	94.3%	93.4%	(0.9%)	0.2%	2.7%	(1.3%)	20.3%
Boston Region											
Gardencrest	696	6/28/2002	$	1,502	95.1%	94.7%	(0.3%)	0.2%	(12.1%)	7.9%	
Highland House	172	5/31/2006	$	1,130	97.7%	95.9%	(1.6%)	(0.1%)	(2.2%)	1.9%	
Liberty Place	107	6/6/2006	$	1,396	98.3%	97.6%	(0.8%)	4.4%	(5.7%)	11.7%	
Stone Ends	280	2/12/2003	$	1,213	92.7%	96.9%	(1.0%)	(5.4%)	(3.6%)	(6.4%)	
The Heights at Marlborough	348	9/7/2006	$	1,154	95.1%	94.9%	(1.4%)	(0.8%)	(16.0%)	15.4%	
The Meadows at Marlborough	264	9/7/2006	$	1,105	96.6%	95.8%	(3.5%)	(1.5%)	(20.5%)	20.2%	
The Townhomes of Beverly	204	2/15/2007	$	1,406	98.2%	94.4%	(3.2%)	0.7%	(16.4%)	15.3%	
The Village at Marshfield	276	3/17/2004	$	1,104	96.8%	95.1%	(3.5%)	(0.2%)	(8.5%)	5.4%	
Westwoods	35	4/30/2007	$	1,164	96.4%	95.9%	(7.6%)	(1.5%)	(9.1%)	6.0%	
Total Boston Region	2,382		$	1,282	95.8%	95.3%	(1.6%)	(0.6%)	(12.0%)	8.2%	7.7%
Chicago Region											
Blackhawk	371	10/20/2000	$	839	97.0%	95.7%	(5.4%)	(1.3%)	(0.0%)	(2.9%)	
Courtyards Village	224	8/29/2001	$	803	97.4%	96.4%	(3.8%)	(1.6%)	(3.0%)	(0.3%)	
Cypress Place	192	12/27/2000	$	905	97.7%	96.8%	(4.5%)	(4.8%)	1.7%	(11.5%)	
The Colony	783	9/1/1999	$	857	95.4%	94.5%	(4.0%)	(3.5%)	0.0%	(6.7%)	
The New Colonies	672	6/23/1998	$	720	95.5%	95.5%	(1.0%)	(1.4%)	6.6%	(7.3%)	
Total Chicago Region	2,242		$	812	96.1%	95.4%	(3.5%)	(2.5%)	1.4%	(6.1%)	3.9%
Florida Region											
The Hamptons	668	7/7/2004	$	983	93.6%	95.0%	(3.1%)	(2.1%)	2.8%	(7.2%)	
Vinings at Hampton Village	168	7/7/2004	$	1,108	94.3%	95.7%	(1.1%)	(2.4%)	2.6%	(7.2%)	
Total Florida Region	836		$	1,008	93.8%	95.2%	(2.7%)	(2.1%)	2.7%	(7.2%)	1.6%
Long Island, NY Region											
Bayview / Colonial	160	11/1/2000	$	1,215	94.1%	94.8%	0.0%	1.7%	6.4%	(2.6%)	
Cambridge Village	82	3/1/2002	$	1,679	98.0%	98.1%	1.0%	(1.2%)	1.4%	(3.4%)	
Devonshire Hills	297	7/16/2001	$	1,687	96.4%	97.1%	1.0%	(0.3%)	(2.3%)	0.9%	
Hawthorne Court	434	4/4/2002	$	1,378	96.7%	96.6%	0.8%	1.4%	(5.4%)	8.3%	
Heritage Square	80	4/4/2002	$	1,698	97.4%	95.6%	1.5%	4.4%	5.6%	3.4%	
Holiday Square	144	5/31/2002	$	1,181	94.8%	95.9%	0.1%	(0.7%)	0.6%	(1.7%)	
Lake Grove Apartments	368	2/3/1997	$	1,369	95.9%	96.3%	(1.0%)	(2.6%)	(4.3%)	(1.4%)	
Mid- Island Estates	232	7/1/1997	$	1,338	96.5%	97.5%	1.9%	0.9%	1.0%	0.9%	
Sayville Commons	342	7/15/2005	$	1,552	93.4%	96.4%	1.4%	(2.0%)	8.2%	(8.8%)	
South Bay Manor	61	9/11/2000	$	1,622	98.2%	97.0%	0.4%	2.4%	3.3%	1.5%	
Southern Meadows	452	6/29/2001	$	1,353	96.1%	95.7%	(0.9%)	(0.5%)	(3.7%)	2.3%	
Stratford Greens	359	3/1/2002	$	1,418	97.2%	96.1%	(0.5%)	(0.4%)	1.5%	(1.9%)	
Westwood Village Apts	242	3/1/2002	$	2,260	95.5%	95.1%	(4.0%)	(6.0%)	(4.0%)	(7.5%)	
Woodmont Village Apts	97	3/1/2002	$	1,284	97.5%	96.6%	2.4%	2.4%	(8.7%)	9.9%	
Yorkshire Village Apts	40	3/1/2002	$	1,741	98.0%	96.6%	(1.1%)	3.9%	11.9%	(3.6%)	
Total Long Island Region	3,390		$	1,488	96.0%	96.2%	(0.1%)	(0.8%)	(0.8%)	(0.8%)	11.9%
Maine Region											
Liberty Commons	120	8/30/2006	$	1,186	97.7%	96.4%	(0.5%)	0.2%	(1.0%)	0.7%	
Redbank Village	500	7/7/1998	$	857	96.7%	95.2%	(0.6%)	(0.1%)	1.7%	(1.4%)	
Total Maine Region	620		$	921	96.9%	95.5%	(0.6%)	(0.0%)	1.1%	(0.8%)	1.4%

June YTD	# of Units	Date Acquired		YTD '10 Rent/Mo.	YTD '10 Occup.	YTD '09 Occup.	Rental Rates[1]	Total Revenue	Total Expense	Total NOI	YTD '10 % Co. NOI
							YTD '10 versus YTD '09 % Growth				
New Jersey Region											
Barrington Gardens	148	3/1/2005	$	1,120	95.7%	94.9%	0.5%	2.2%	17.1%	(9.2%)	
Chatham Hill Apartments	308	1/30/2004	$	1,678	90.3%	94.2%	(1.8%)	(5.9%)	(2.6%)	(7.6%)	
East Hill Gardens	33	7/7/1998	$	1,514	98.0%	96.3%	2.1%	4.0%	(24.0%)	26.6%	
Hackensack Gardens	198	3/1/2005	$	1,067	94.5%	91.4%	0.8%	5.2%	(16.5%)	37.2%	
Jacob Ford Village	270	2/15/2007	$	1,161	94.1%	96.2%	3.0%	(0.2%)	(1.4%)	0.7%	
Lakeview	106	7/7/1998	$	1,354	95.6%	92.5%	0.1%	3.8%	1.6%	5.7%	
Northwood Apartments	134	1/30/2004	$	1,294	96.8%	95.1%	(1.8%)	0.7%	(2.5%)	3.9%	
Oak Manor	77	7/7/1998	$	1,751	94.9%	94.5%	(1.3%)	(2.4%)	(16.3%)	7.5%	
Pleasant View	1,142	7/7/1998	$	1,108	95.7%	92.6%	(3.5%)	(0.1%)	(7.6%)	6.5%	
Pleasure Bay	270	7/7/1998	$	1,002	95.2%	93.4%	(4.6%)	(2.5%)	3.2%	(7.5%)	
Royal Gardens Apartments	550	5/28/1997	$	1,210	96.6%	94.9%	(1.3%)	0.8%	(7.7%)	7.8%	
Wayne Village	275	7/7/1998	$	1,376	97.4%	96.4%	(0.8%)	(0.7%)	(9.8%)	5.5%	
Windsor Realty	67	7/7/1998	$	1,162	95.5%	96.0%	(2.4%)	(3.6%)	(7.4%)	(0.2%)	
Total New Jersey Region	3,578		$	1,220	95.2%	94.0%	(1.7%)	(0.5%)	(5.7%)	3.7%	10.6%
Philadelphia Region											
Castle Club	158	3/15/2000	$	949	93.7%	94.6%	(0.3%)	(2.7%)	(3.4%)	(2.0%)	
Chesterfield	247	9/23/1997	$	888	95.1%	96.1%	(3.3%)	(3.0%)	0.5%	(6.5%)	
Curren Terrace	318	9/23/1997	$	850	93.1%	94.5%	(4.3%)	(5.6%)	(2.1%)	(9.4%)	
Glen Brook	174	7/28/1999	$	805	95.4%	92.6%	(2.6%)	0.2%	8.5%	(10.5%)	
Glen Manor	174	9/23/1997	$	781	95.8%	95.7%	(2.9%)	(2.8%)	7.3%	(13.4%)	
Golf Club	399	3/15/2000	$	1,039	95.0%	93.1%	(3.9%)	0.4%	2.1%	(0.7%)	
Hill Brook Place	274	7/28/1999	$	852	95.3%	95.2%	(1.1%)	(0.2%)	(1.1%)	0.9%	
Home Properties of Bryn Mawr	316	3/15/2000	$	1,136	87.8%	92.1%	3.5%	(1.7%)	7.2%	(9.0%)	
Home Properties of Devon	631	3/15/2000	$	1,074	93.5%	92.8%	(2.5%)	(2.1%)	(2.7%)	(1.6%)	
New Orleans Park	442	7/28/1999	$	842	95.0%	93.8%	(2.9%)	(2.9%)	(0.2%)	(5.8%)	
Racquet Club	466	7/7/1998	$	1,021	96.4%	95.5%	(1.1%)	1.3%	(3.9%)	5.7%	
Racquet Club South	103	5/27/1999	$	869	95.5%	94.5%	(3.2%)	(2.0%)	3.2%	(7.8%)	
Ridley Brook	244	7/28/1999	$	904	93.8%	94.2%	(1.7%)	(4.9%)	2.0%	(11.6%)	
Sherry Lake	298	7/23/1998	$	1,134	94.7%	94.8%	(4.4%)	(3.4%)	0.8%	(5.8%)	
The Brooke at Peachtree Village	146	8/15/2005	$	1,108	96.9%	98.1%	0.2%	(1.1%)	(3.6%)	0.4%	
The Landings	384	11/25/1996	$	954	96.0%	96.1%	(3.7%)	(6.6%)	(6.3%)	(6.8%)	
Trexler Park	250	3/15/2000	$	1,027	92.9%	92.5%	(2.7%)	1.4%	(9.8%)	12.0%	
Trexler Park West	216	8/15/2008	$	1,226	94.9%	94.2%	(0.9%)	(0.6%)	(7.0%)	3.5%	
William Henry	363	3/15/2000	$	1,051	93.4%	94.3%	(6.7%)	(1.9%)	10.4%	(11.5%)	
Total Philadelphia Region	5,603		$	987	94.2%	94.3%	(2.5%)	(2.0%)	(0.1%)	(3.6%)	13.3%
Washington, D.C. Region											
1200 East West	247	Under Construction	$	1,863	24.6%	n/a	n/a	n/a	n/a	n/a	
Braddock Lee	255	3/16/1998	$	1,266	97.7%	97.6%	(0.5%)	(0.4%)	2.3%	(2.1%)	
Cider Mill	864	9/27/2002	$	1,094	95.2%	94.3%	(1.3%)	2.8%	7.0%	(0.8%)	
Cinnamon Run	511	12/28/2005	$	1,200	95.7%	96.4%	1.0%	0.6%	12.1%	(4.6%)	
Courts at Huntington Station	84	Under Construction	$	2,065	20.3%	n/a	n/a	n/a	n/a	n/a	
East Meadow	150	8/1/2000	$	1,267	97.9%	99.3%	(1.5%)	(0.1%)	10.1%	(6.0%)	
Elmwood Terrace	504	6/30/2000	$	900	93.2%	91.6%	(2.1%)	0.8%	0.2%	1.3%	
Falkland Chase	450	9/10/2003	$	1,336	95.4%	92.6%	(1.9%)	1.1%	1.2%	1.1%	
Mount Vernon Square	1,387	12/27/2006	$	1,191	94.8%	94.4%	(0.3%)	1.0%	0.6%	1.2%	
Orleans Village	851	11/16/2000	$	1,315	95.6%	95.5%	(0.6%)	(0.9%)	(2.3%)	(0.0%)	
Park Shirlington	294	3/16/1998	$	1,283	96.3%	96.5%	(0.9%)	(0.4%)	2.7%	(2.5%)	
Peppertree Farm	879	12/28/2005	$	1,179	92.7%	93.1%	0.5%	1.3%	(1.8%)	3.5%	
Seminary Hill	296	7/1/1999	$	1,247	97.5%	97.1%	(0.3%)	1.5%	(2.5%)	5.0%	
Seminary Towers	541	7/1/1999	$	1,284	96.0%	94.6%	(0.7%)	(1.3%)	(3.7%)	0.7%	
Tamarron Apartments	132	7/16/1999	$	1,433	96.8%	97.3%	(1.7%)	(1.8%)	6.5%	(5.6%)	
The Apts at Wellington Trace	240	3/2/2004	$	1,268	96.6%	96.8%	0.4%	(0.4%)	8.1%	(4.7%)	
The Manor - MD	435	8/31/2001	$	1,235	96.5%	92.3%	1.9%	10.0%	1.4%	16.4%	
The Manor - VA	198	2/19/1999	$	992	96.6%	96.2%	(4.3%)	(1.7%)	(2.1%)	(1.3%)	
The Sycamores	185	12/16/2002	$	1,301	97.6%	97.0%	(3.6%)	(3.3%)	3.8%	(7.2%)	
Virginia Village	344	5/31/2001	$	1,249	98.7%	98.2%	(0.7%)	1.3%	1.8%	1.0%	
West Springfield	244	11/18/2002	$	1,383	97.9%	96.3%	(3.0%)	(1.4%)	0.7%	(2.5%)	
Westchester West	345	12/30/2008	$	1,261	93.0%	92.0%	(1.5%)	1.3%	12.2%	(4.9%)	
Woodleaf Apartments	228	3/19/2004	$	1,188	94.5%	93.1%	1.7%	3.2%	(1.3%)	5.9%	
Total Washington, D.C. Region	9,664		$	1,212	95.5%	94.8%	(0.7%)	0.9%	1.7%	0.4%	29.3%
TOTAL OWNED PORTFOLIO	**36,729**		**$**	**1,128**	**94.7%**	n/a	n/a	n/a	n/a	n/a	100.0%
TOTAL CORE PORTFOLIO	**35,798**		**$**	**1,128**	**95.2%**	**94.6%**	(1.2%)	(0.4%)	(0.6%)	(0.2%)	

[1] Reflects net change in base rental rates before utility reimbursements and economic occupancy changes.

Physical Occupancy Comparison By Region - Core Properties

Sequential Comparison
Second Quarter 2010 vs. First Quarter 2010

Region	% Units	2Q '10	1Q '10	Variance
Washington, D.C.	26.1%	95.6%	95.4%	0.2%
Baltimore	21.8%	94.7%	93.9%	0.8%
New Jersey, Long Island	19.5%	96.1%	95.0%	1.1%
Philadelphia	15.7%	94.5%	94.0%	0.5%
Boston	6.7%	96.5%	95.1%	1.4%
Chicago	6.3%	96.3%	95.9%	0.4%
Florida	2.3%	94.1%	93.4%	0.7%
Maine	1.6%	96.9%	97.0%	(0.1%)
Total Core	100.0%	95.5%	94.8%	0.7%

Year over Year Comparison
Second Quarter 2010 vs. Second Quarter 2009

Region	% Units	2Q '10	2Q '09	Variance
Washington, D.C.	26.1%	95.6%	95.2%	0.4%
Baltimore	21.8%	94.7%	93.8%	0.9%
New Jersey, Long Island	19.5%	96.1%	95.4%	0.7%
Philadelphia	15.7%	94.5%	94.6%	(0.1%)
Boston	6.7%	96.5%	95.6%	0.9%
Chicago	6.3%	96.3%	95.9%	0.4%
Florida	2.3%	94.1%	94.4%	(0.3%)
Maine	1.6%	96.9%	96.4%	0.5%
Total Core	100.0%	95.5%	95.0%	0.5%

June vs. Quarter Comparison

Region	% Units	Jun '10	2Q '10	Variance
Washington, D.C.	26.1%	95.7%	95.6%	0.1%
Baltimore	21.8%	95.2%	94.7%	0.5%
New Jersey, Long Island	19.5%	96.5%	96.1%	0.4%
Philadelphia	15.7%	93.7%	94.5%	(0.8%)
Boston	6.7%	96.0%	96.5%	(0.5%)
Chicago	6.3%	96.5%	96.3%	0.2%
Florida	2.3%	93.7%	94.1%	(0.4%)
Maine	1.6%	97.7%	96.9%	0.8%
Total Core	100.0%	95.6%	95.5%	0.1%

Net Operating Results - Core Properties

Sequential Results
Second Quarter 2010 vs. First Quarter 2010

Region	% Units	Base Rental Revenues[1]	Total Revenues	Expenses	NOI
Washington, D.C.	26.1%	0.4%	(2.5%)	(13.3%)	5.2%
Baltimore	21.8%	1.4%	(0.8%)	(15.5%)	10.1%
New Jersey, Long Island	19.5%	1.7%	(1.2%)	(12.7%)	8.6%
Philadelphia	15.7%	0.4%	(5.4%)	(14.4%)	3.1%
Boston	6.7%	1.8%	2.8%	(10.5%)	11.9%
Chicago	6.3%	1.3%	(0.7%)	(3.9%)	2.6%
Florida	2.3%	1.2%	2.1%	(1.8%)	6.8%
Maine	1.6%	(0.5%)	(0.0%)	(4.1%)	2.6%
Total Core	100.0%	1.0%	(1.7%)	(12.7%)	7.0%

Year Over Year Results
Second Quarter 2010 vs. Second Quarter 2009

Region	% Units	Base Rental Revenues[1]	Total Revenues	Expenses	NOI
Washington, D.C.	26.1%	0.1%	1.0%	(2.2%)	3.0%
Baltimore	21.8%	(0.2%)	0.4%	(3.3%)	2.5%
New Jersey, Long Island	19.5%	0.0%	(0.1%)	(1.0%)	0.5%
Philadelphia	15.7%	(2.4%)	(3.1%)	(3.0%)	(3.2%)
Boston	6.7%	(0.8%)	0.2%	(12.2%)	8.7%
Chicago	6.3%	(2.7%)	(1.7%)	5.6%	(7.9%)
Florida	2.3%	(2.3%)	(1.1%)	1.9%	(4.1%)
Maine	1.6%	(1.0%)	(0.6%)	(0.4%)	(0.7%)
Total Core	100.0%	(0.6%)	(0.2%)	(2.4%)	1.3%

[1] Reflects net change in base rental revenues before utility reimbursements and economic occupancy changes.

Percentage change in New Lease and Renewal Lease Rents compared to Expiring Lease Rents

Region	2009 4Q New	Renewal	2010 1Q New	Renewal	2010 2Q New	Renewal
Washington, D.C.	(6.0%)	2.0%	(4.1%)	1.9%	(0.7%)	2.3%
Baltimore	(6.0%)	1.8%	(3.4%)	2.2%	0.8%	3.4%
New Jersey, Long Island	(5.0%)	1.8%	(4.1%)	1.6%	(0.1%)	2.6%
Philadelphia	(9.0%)	1.0%	(5.0%)	0.6%	0.8%	1.5%
Boston	(7.4%)	0.7%	(5.4%)	1.2%	(1.4%)	1.5%
Chicago	(8.0%)	0.2%	(4.7%)	0.8%	(2.7%)	1.1%
Florida	(5.4%)	0.7%	(4.6%)	0.5%	(0.7%)	0.5%
Maine	(7.4%)	1.5%	(0.7%)	1.0%	1.3%	1.1%
Total Core	(6.0%)	1.6%	(4.2%)	1.6%	(0.2%)	2.3%
Spread		**7.6%**		**5.8%**		**2.5%**

Region	2010 Jan New	Renewal	2010 Feb New	Renewal	2010 Mar New	Renewal	2010 April New	Renewal	2010 May New	Renewal	2010 June New	Renewal	2010 July New	Renewal
Washington, D.C.	(5.0%)	2.2%	(4.9%)	1.9%	(2.1%)	1.6%	(2.5%)	1.9%	(0.7%)	2.1%	0.9%	3.0%	0.3%	3.4%
Baltimore	(3.5%)	1.9%	(4.2%)	1.9%	(2.6%)	2.9%	0.1%	3.0%	0.9%	3.6%	1.2%	3.5%	2.3%	3.8%
New Jersey, Long Island	(4.2%)	1.6%	(4.9%)	1.6%	(3.2%)	1.5%	(3.3%)	2.2%	(0.0%)	2.9%	2.9%	2.7%	2.7%	3.0%
Philadelphia	(6.6%)	0.4%	(5.3%)	0.5%	(2.8%)	0.7%	0.1%	1.1%	(0.1%)	1.3%	1.7%	1.9%	3.2%	2.3%
Boston	(5.8%)	1.0%	(6.3%)	1.3%	(3.9%)	1.3%	(1.1%)	1.4%	(1.6%)	1.3%	(1.1%)	2.0%	2.6%	2.4%
Chicago	(8.4%)	1.0%	(5.0%)	0.9%	(2.0%)	0.7%	(4.8%)	1.1%	(1.7%)	0.6%	(1.9%)	1.6%	(2.5%)	2.7%
Florida	(7.0%)	0.2%	(4.6%)	0.7%	(2.7%)	0.7%	(3.2%)	0.3%	(1.3%)	1.0%	2.7%	0.8%	(0.7%)	1.3%
Maine	1.5%	1.3%	0.3%	0.7%	(3.3%)	1.3%	0.3%	1.8%	0.4%	0.6%	2.9%	1.4%	6.7%	1.3%
Total Core	(5.0%)	1.6%	(4.8%)	1.5%	(2.7%)	1.6%	(1.9%)	2.0%	(0.3%)	2.3%	1.3%	2.6%	1.7%	3.1%
Spread		**6.6%**		**6.3%**		**4.3%**		**3.9%**		**2.6%**		**1.3%**		**1.4%**

Resident Statistics

Top Six Reasons for Moveouts - Owned Communities

	2Q '10	1Q '10	4Q '09	3Q '09	2Q '09	1Q '09	Year '09	Year '08	Year '07
Eviction/skip	**14.8%**	17.0%	14.8%	12.5%	12.2%	16.6%	14.6%	14.6%	14.6%
Employment related	**14.1%**	14.8%	14.7%	14.0%	16.4%	17.7%	15.2%	15.2%	16.1%
Location convenience/ apartment size	**13.4%**	10.0%	10.4%	11.6%	10.0%	8.3%	10.3%	10.3%	13.7%
Domestic Situation	**12.2%**	7.9%	7.4%	10.7%	10.4%	6.2%	10.1%	8.5%	9.2%
Home purchase	**11.5%**	11.1%	14.8%	12.4%	12.2%	9.9%	12.0%	12.0%	15.5%
Transfer w/in HME	**10.4%**	14.6%	13.6%	11.8%	12.4%	13.8%	10.7%	10.7%	8.3%

Traffic - Core   **Turnover - Core**

	Traffic 2Q '10 vs. 2Q '09	Traffic YTD '10 vs. YTD '09	Signed Leases 2Q '10 vs. 2Q '09	Signed Leases YTD '10 vs. YTD '09	2Q '10	2Q '09	YTD '10	YTD '09
Region								
Baltimore	(8.0%)	(8.0%)	(1.0%)	(3.0%)	10.1%	10.4%	18.5%	18.7%
Boston	(3.0%)	(5.0%)	4.0%	0.0%	10.1%	10.7%	17.8%	19.4%
Chicago	23.0%	8.0%	27.0%	2.0%	12.4%	11.2%	21.4%	21.6%
Florida	15.0%	8.0%	(15.0%)	1.0%	12.1%	14.2%	24.5%	25.0%
Long Island	(2.0%)	10.0%	(6.0%)	(4.0%)	8.6%	8.8%	15.7%	15.8%
Maine	10.0%	(9.0%)	33.0%	(9.0%)	13.2%	11.6%	23.2%	21.8%
New Jersey	0.0%	2.0%	(9.0%)	(6.0%)	9.6%	10.3%	16.0%	18.6%
Philadelphia	3.0%	6.0%	10.0%	(7.0%)	12.8%	12.9%	19.9%	21.1%
Washington, D.C.	3.0%	0.0%	3.0%	(3.0%)	9.2%	9.0%	16.4%	16.9%
Total Core	1.0%	1.0%	3.0%	(4.0%)	10.3%	10.4%	18.0%	18.7%

Bad Debt as % of Rent and Utility Recovery - Core

2Q '10	2Q '09	YTD '10	YTD '09
1.20%	1.10%	1.23%	1.20%

Net Operating Income Detail - Core Properties
($ in thousands, except per unit data)

	2Q '10	2Q '09	Qtr Variance	% Variance	YTD '10	YTD '09	YTD Variance	% Variance
Rent	$ 114,336	$ 114,992	$ (656)	(0.6%)	$ 227,521	$ 229,217	$ (1,696)	(0.7%)
Utility recovery	3,767	3,674	93	2.5%	11,451	10,924	527	4.8%
Rent including recoveries	118,103	118,666	(563)	(0.5%)	238,972	240,141	(1,169)	(0.5%)
Other income	5,497	5,222	275	5.3%	10,411	10,135	276	2.7%
Total income	123,600	123,888	(288)	(0.2%)	249,383	250,276	(893)	(0.4%)
Operating & maintenance	(48,846)	(50,067)	1,221	2.4%	(104,779)	(105,417)	638	0.6%
Net Core NOI	$ 74,754	$ 73,821	$ 933	1.3%	$ 144,604	$ 144,859	$ (255)	(0.2%)
Physical Occupancy %	95.5%	95.0%	0.5%		95.2%	94.6%	0.6%	
Weighted Avg Rent per Unit	$ 1,129	$ 1,140	$ (11)	(1.0%)	$ 1,128	$ 1,142	$ (14)	(1.2%)

Seasonality Factor for NAV Calculation

To annualize net operating income in order to calculate a net asset value, the seasonality factor to apply to the current quarter's effective NOI run rate is 25.4%. This will adjust for the typical seasonal variability in NOI for each quarter.

Operating Expense Detail - Core Properties
($ in thousands)

	2Q '10	2Q '09	Qtr Variance	% Variance	YTD '10	YTD '09	YTD Variance	% Variance
Electricity	$ 1,766	$ 2,047	$ (281)	(13.7%)	$ 3,975	$ 4,461	$ (486)	(10.9%)
Gas	2,199	2,980	(781)	(26.2%)	10,044	11,955	(1,911)	(16.0%)
Water & sewer	3,668	3,485	183	5.3%	7,461	6,947	514	7.4%
Repairs & maintenance	7,947	8,458	(511)	(6.0%)	13,721	14,396	(675)	(4.7%)
Personnel expense	11,700	12,155	(455)	(3.7%)	23,698	24,078	(380)	(1.6%)
Advertising	1,035	1,060	(25)	(2.4%)	2,034	2,118	(84)	(4.0%)
Legal & professional	312	444	(132)	(29.7%)	695	818	(123)	(15.0%)
Office & telephone	1,441	1,356	85	6.3%	2,858	2,891	(33)	(1.1%)
Property insurance	2,032	1,900	132	6.9%	4,992	4,332	660	15.2%
Real estate taxes	11,969	11,655	314	2.7%	24,105	23,617	488	2.1%
Snow	61	22	39	177.3%	1,954	725	1,229	169.5%
Trash	840	859	(19)	(2.2%)	1,704	1,716	(12)	(0.7%)
Property management G & A	3,876	3,646	230	6.3%	7,538	7,363	175	2.4%
Total Core	$ 48,846	$ 50,067	$ (1,221)	(2.4%)	$ 104,779	$ 105,417	$ (638)	(0.6%)

Discontinued Operations

($ in thousands)

The operating results of discontinued operations are summarized as follows for the three and six months ended June 30, 2010 and 2009:

	2Q '10	2Q '09	YTD '10	YTD '09
Revenues:				
Rental income	$ 16	$ 1,432	$ 15	$ 3,531
Property other income	11	105	21	378
Total revenues	27	1,537	36	3,909
Expenses:				
Operating and maintenance	(6)	638	31	1,897
Interest expense [1]	-	-	-	4,497
Depreciation and amortization	-	395	-	789
Total expenses	(6)	1,033	31	7,183
Income (loss) from discontinued operations	$ 33	$ 504	$ 5	$ (3,274)

[1] Includes prepayment penalties of $4,927 in 2009.

Summary Of Recent Acquisitions
($ in millions, except per unit data)

Community	Market	State	Purchase Date	# of Units	CAP Rate [1]	Purchase Price	Wgtd. Avg. Price Per Unit
2010 Acquisitions							
Middlebrooke Apartments	Baltimore	MD	4/1/2010	208	6.3%	$ 17.4	$ 83,413
Westbrooke Apartments	Baltimore	MD	4/1/2010	110	6.3%	6.3	57,727
Annapolis Roads	Baltimore	MD	6/17/2010	282	6.6%	32.5	115,248
			Subtotal	**600**	**6.5%**	**$ 56.2**	**$ 93,667**
Acquired after the close of the 2nd quarter							
The Greens at Columbia	Baltimore	MD	7/29/2010	168	6.1%	25.6	152,381
Village at Potomac Falls	Suburban D.C.	VA	8/5/2010	247	5.6%	38.5	155,870
			Total 2010	**1,015**	**6.1%**	**$ 120.3**	**$ 118,522**

Community	Market	State	Purchase Date	# of Units	CAP Rate [1]	Purchase Price	Wgtd. Avg. Price Per Unit
2009 Acquisitions							
			Total 2009	**-**		**$ -**	
		Total 2010 and 2009 Acquisitions		**1,015**	**6.1%**	**$ 120.3**	**$ 118,522**

(1) CAP rate based on projected NOI at the time of acquisition after an allowance for a 3% management fee but before capital expenditures.

Summary Of Recent Sales
($ in millions, except per unit data)

Community	Market	State	Sale Date	# of Units	CAP Rate [1]		Sales Price		Wtd. Avg. Price Per Unit
2010 Sales									
			Total 2010	-		$	-		

Community	Market	State	Sale Date	# of Units	CAP Rate [1]		Sales Price		Wtd. Avg. Price Per Unit
2009 Sales									
Regency Club	New Jersey	NJ	1/30/2009	372	7.3%	$	39.9	$	107,277
Lakeshore Villas	Hudson Valley	NY	1/30/2009	152	8.4%		11.5		75,631
Sunset Gardens	Hudson Valley	NY	1/30/2009	217	8.0%		16.4		75,631
Home Properties of Newark	Philadelphia	PA	10/1/2009	432	8.4%		30.0		69,444
Beechwood Gardens	Philadelphia	PA	12/16/2009	160	7.6%		10.5		65,625
			Total 2009	**1,333**	**7.8%**	**$**	**108.3**	**$**	**81,256**
			Total 2010 and 2009 Sales	**1,333**	**7.8%**	**$**	**108.3**	**$**	**81,256**

(1) CAP rate based on projected NOI at the time of sale after an allowance for a 3% management fee but before capital expenditures.

Breakdown Of Owned Units By Market

Market	State	Net Acquired/ Developed in 2009	As of 12/31/2009	12/31/2009 % of Units	Net Acquired/ Developed in 2010	As of 6/30/2010	Current % of Units
Suburban Washington, D.C.	DC/MD/VA	-	9,333	26.07%	331	9,664	26.31%
Baltimore	MD	-	7,814	21.83%	600	8,414	22.91%
Suburban New York City	NY/NJ	(741)	6,967	19.46%	1	6,968	18.97%
Philadelphia	PA	(592)	5,603	15.65%	-	5,603	15.25%
Boston	MA	-	2,382	6.65%	-	2,382	6.49%
Chicago	IL	-	2,242	6.26%	-	2,242	6.10%
Florida	FL	-	836	2.34%	-	836	2.28%
Portland	ME	-	620	1.73%	-	620	1.69%
Total		**(1,333)**	**35,797**	**100.0%**	**932**	**36,729**	**100.0%**

Debt Summary Schedule

PROPERTY		LENDER	INTEREST RATE	06/30/10 BALANCE	MATURITY DATE	YEARS TO MATURITY
FIXED RATE SECURED						
Home Properties of Devon		Prudential - Fannie Mae	7.500	28,892,000	10/01/10	0.25
Trexler Park		Prudential - Fannie Mae	7.500	10,140,000	10/01/10	0.25
Multi-Property		Prudential - Fannie Mae	7.250	32,978,000	01/01/11	0.51
Multi-Property		Prudential - Fannie Mae	6.360	8,141,000	01/01/11	0.51
Multi-Property		Prudential - Fannie Mae	6.160	58,881,000	01/01/11	0.51
Orleans Village - 1st		Prudential - Fannie Mae	6.815	43,745,000	01/01/11	0.51
Orleans Village - 2nd		Prudential - Fannie Mae	5.360	22,248,000	01/01/11	0.51
Annapolis Roads	(1)	Allstate Life Insurance	4.250	20,238,236	01/05/11	0.52
New Orleans/Arbor Crossing		Prudential - Fannie Mae	4.860	17,960,793	03/01/11	0.67
Racquet Club East - 1st		Prudential - Fannie Mae	6.875	19,959,478	04/01/11	0.75
Racquet Club East - 2nd		Prudential - Fannie Mae	5.490	9,814,318	04/01/11	0.75
Timbercroft Townhomes 1 - 1st		Capmark - HUD	8.500	114,519	05/01/11	0.84
The Meadows at Marlborough	(1)	Prudential - Fannie Mae	5.500	19,537,497	08/01/11	1.09
Lake Grove - 1st		Prudential - Fannie Mae	6.540	24,300,295	12/01/11	1.42
Lake Grove - 2nd		Prudential - Fannie Mae	5.510	10,525,610	12/01/11	1.42
Mount Vernon Square	(1)	KeyBank RE Cap-Fannie Mae	5.490	84,935,935	01/01/12	1.51
Multi-Property Notes Pay		Seller Financing	4.000	166,333	02/01/12	1.59
Timbercroft III - 1st		Capmark - HUD	8.000	255,208	02/01/12	1.59
Castle Club Apartments		NorthMarq - Freddie Mac	7.080	6,259,042	05/01/12	1.84
Gateway Village		Prudential - Fannie Mae	6.885	6,442,044	05/01/12	1.84
The New Colonies		Prudential - Fannie Mae	7.110	18,432,412	06/01/12	1.92
Woodholme Manor		Prudential - Fannie Mae	7.165	3,478,072	07/01/12	2.01
Liberty Place	(1)	CW Capital - Fannie Mae	5.710	5,965,509	11/01/12	2.34
Hackensack Gardens - 1st		JPMorgan Chase - Fannie Mae	5.260	4,428,534	03/01/13	2.67
Hackensack Gardens - 2nd		JPMorgan Chase - Fannie Mae	5.440	4,306,991	03/01/13	2.67
Barrington Gardens		Wachovia - Freddie Mac	4.960	11,089,733	04/01/13	2.76
Topfield Apartments		M&T Realty-Fannie Mae	5.300	5,949,206	04/01/13	2.76
Canterbury Apartments - 1st		M&T Realty-Fannie Mae	5.020	27,045,719	05/01/13	2.84
Canterbury Apartments - 2nd		M&T Realty-Fannie Mae	6.460	16,735,013	05/01/13	2.84
Multi-Property		Prudential - Fannie Mae	6.475	100,000,000	08/31/13	3.17
Heritage Woods Apts	(1)	Oak Grove Capital-Fannie Mae	5.290	4,793,443	09/01/13	3.18
Saddle Brook Apts. - 1st	(1)	Wells Fargo - Fannie Mae	5.840	27,070,968	11/01/13	3.34
Saddle Brook Apts. - 2nd	(1)	Wells Fargo - Fannie Mae	6.290	3,209,282	11/01/13	3.34
Falkland Chase		Centerline - Fannie Mae	5.480	11,873,997	04/01/14	3.76
The Apts. At Wellington Trace		M&T Realty - Freddie Mac	5.520	24,155,664	04/01/14	3.76
Hawthorne Court		Centerline - Fannie Mae	5.270	34,895,020	07/01/14	4.01
Curren Terrace - 1st		M&T Realty - Freddie Mac	5.360	13,602,074	10/01/14	4.26
Curren Terrace - 2nd		M&T Realty - Freddie Mac	5.090	9,877,066	10/01/14	4.26
Westchester West - 1st	(1)	Deutsche Bank - Freddie	6.150	26,833,424	03/01/15	4.67
Westchester West - 2nd	(1)	Deutsche Bank - Freddie	6.640	7,473,688	03/01/15	4.67
Stratford Greens		Capital One Bank	5.750	31,307,506	07/01/15	5.01
Sayville Commons		M&T Realty - Freddie Mac	5.000	40,170,955	08/01/15	5.09
Cypress Place Apartments		Prudential - Fannie Mae	6.555	10,263,411	11/01/15	5.34
Golf Club Apartments		Prudential - Fannie Mae	6.380	33,102,845	11/01/15	5.34
Northwood Apartments		M&T Realty - Freddie Mac	5.500	10,604,085	12/01/15	5.42
Cinnamon Run - 1st		M&T Realty - Freddie Mac	5.250	50,449,414	01/01/16	5.51
Cinnamon Run - 2nd		M&T Realty - Freddie Mac	5.550	5,227,864	01/01/16	5.51
Peppertree Farm - 1st		M&T Realty - Freddie Mac	5.250	77,651,584	01/01/16	5.51
Peppertree Farm - 2nd		M&T Realty - Freddie Mac	5.550	1,901,037	01/01/16	5.51
The Hamptons/Vinings at Hamptons		Prudential - Fannie Mae	5.565	51,330,024	02/01/16	5.59
Devonshire - 1st		Wachovia - Fannie Mae	5.600	37,557,430	04/01/16	5.76
Devonshire - 2nd		Wachovia - Fannie Mae	6.235	8,390,940	04/01/16	5.76
Mid-Island		Prudential - Fannie Mae	5.480	19,597,447	04/01/16	5.76
Owings Run 1 & 2		Prudential - Fannie Mae	5.590	42,411,912	04/01/16	5.76
Country Village		Centerline - Fannie Mae	5.520	18,847,606	06/01/16	5.93
Fox Hall Apartments		Columbia Nat'l - Freddie Mac	5.610	47,000,000	06/01/17	6.93
Mill Towne Village		Prudential - Fannie Mae	5.990	24,239,000	09/01/17	7.18
Royal Gardens Apts.		M&T Realty - Freddie Mac	5.830	47,000,000	11/01/17	7.35
Village Square 1, 2 & 3		Prudential - Fannie Mae	5.810	39,285,000	12/01/17	7.43
Chatham Hill		M&T Realty - Freddie Mac	5.590	44,755,599	01/01/18	7.51
Seminary Towers Apartments		Prudential - Fannie Mae	5.485	53,515,000	07/01/18	8.01
Bonnie Ridge - 1st		Prudential Life	6.600	11,708,864	12/15/18	8.47
Bonnie Ridge - 2nd		Prudential Life	6.160	17,948,917	12/15/18	8.47
Bonnie Ridge - 3rd		Prudential Life	6.070	25,055,151	12/15/18	8.47
Westwood Village		M&T Realty - Freddie Mac	5.680	47,098,285	01/01/19	8.51
Ridgeview at Wakefield Valley		M&T Realty - Freddie Mac	5.750	18,433,584	01/01/19	8.51
The Sycamores		M&T Realty - Freddie Mac	5.710	21,493,067	01/01/19	8.51
Timbercroft III - 2nd		M & T Realty - HUD	8.375	2,284,690	06/01/19	8.93
Timbercroft Townhomes 1 - 2nd		M & T Realty - HUD	8.375	1,551,131	06/01/19	8.93
The Brooke at Peachtree		Wells Fargo - Fannie Mae	5.470	12,443,911	07/01/19	9.01
Glen Manor		Prudential - Fannie Mae	5.830	7,975,668	08/01/19	9.09
Ridley Brook		Prudential - Fannie Mae	5.830	13,240,302	08/01/19	9.09
Southern Meadows		Red Mortgage - Fannie Mae	5.360	41,115,073	10/01/19	9.26
Elmwood Terrace		M & T Realty - Fannie Mae	5.560	26,964,776	11/01/19	9.35
Lakeview		Greystone - Fannie Mae	5.310	9,164,264	12/01/19	9.43
The Landings		Prudential - Fannie Mae	5.600	26,406,073	01/01/20	9.51
East Meadow Apartments		M&T Realty - Freddie Mac	5.400	14,870,396	05/01/20	9.84

PROPERTY		LENDER	INTEREST RATE	06/30/10 BALANCE	MATURITY DATE	YEARS TO MATURITY
Selford Townhomes		M&T Realty - Freddie Mac	5.400	8,989,962	05/01/20	9.84
Stone Ends Apts.		M&T Realty - Freddie Mac	5.400	25,321,727	05/01/20	9.84
South Bay Manor		M&T Realty - Freddie Mac	5.400	6,817,388	05/01/20	9.84
Tamarron Apartments		M&T Realty - Freddie Mac	5.400	14,878,387	05/01/20	9.84
The Manor (VA)		M&T Realty - Freddie Mac	5.400	13,964,408	05/01/20	9.84
Woodmont Village		M&T Realty - Freddie Mac	5.400	10,075,750	05/01/20	9.84
Dunfield Townhomes		Centerline Capital - HUD	5.250	12,106,851	09/01/28	18.19
Highland House	(1)	Arbor Comml - Fannie Mae	6.320	6,008,725	01/01/29	18.52
Westwoods	(1)	Midland Loan Services - HUD	5.940	3,565,995	06/01/34	23.94
Briggs-Wedgewood	(2)	Berkshire Mtg - HUD	6.000	15,858,154	11/01/34	24.36
WTD AVG - FIXED SECURED			**5.793**	1,896,700,282		**5.35**
VARIABLE RATE SECURED						
William Henry		NorthMarq - Freddie Mac	2.134	21,237,736	12/01/10	0.42
Adjusts Monthly - Freddie 30d Ref + 2.50						
Bayview Apartments		M&T Realty - Freddie Mac	2.625	10,750,998	03/01/11	0.67
Adjusts Monthly - Freddie 30d Ref + 2.50						
Virginia Village		Wachovia - Freddie Mac	2.134	30,302,585	07/01/15	5.01
Adjusts Monthly - Freddie 30d Ref + 1.99						
Hill Brook Apts		M&T Realty - Freddie Mac	3.641	12,981,988	09/01/16	6.18
Adjusts Monthly - 30L + 2.85 + .44						
Wayne Village		M&T Realty - Freddie Mac	3.738	26,415,860	09/01/16	6.18
Adjusts Monthly - 30L + 3.00 + .387						
Cider Mill Apts		M&T Realty - Freddie Mac	3.521	63,463,285	01/01/17	6.51
Adjusts Monthly - 30L + 2.89 + .31						
The Heights at Marlborough		PNC Real Estate	3.721	23,853,917	01/01/17	6.51
Adjusts Monthly - 30L + 3.02 + .35						
Sherry Lake		M&T Realty - Freddie Mac	3.247	26,340,315	04/01/17	6.76
Adjusts Monthly - 30L + 2.67 + .226						
Falkland Chase		Montgomery Cty HOC-Fannie	1.317	24,695,000	10/01/30	20.27
Adjusts Weekly - BMA Index + 1.10						
WTD AVG - VARIABLE SECURED			**2.976**	240,041,683		**6.91**
WTD AVG - TOTAL SECURED DEBT			**5.477**	2,136,741,965		**5.53**
FIXED RATE UNSECURED						
Exchangeable Senior Notes			5.750	137,162,431	11/01/26	16.35
VARIABLE RATE UNSECURED - LINE OF CREDIT						
Unsecured Line of Credit		M and T Bank et. al.	4.500	9,000,000	08/31/12	2.17
Adjusts Daily 30 LIBOR (Floor 1.50) + 3.00						
TOTAL COMBINED DEBT			**5.489**	$ 2,282,904,396		**6.164**
% OF PORTFOLIO - FIXED				**89.1%**		

WTG AVG - TOTAL SECURED DEBT	**5.477**	**5.53**
WTD AVG - TOTAL PORTFOLIO	**5.489**	**6.16**

(1) General ledger balance and rate have been adjusted pursuant to ASC 805-10 (f.k.a FAS 141R) to reflect fair market value of debt.
(2) Affordable general partner minority interest property consolidated pursuant to ASC 810-10 (f.k.a FIN46R).

MATURING DEBT SCHEDULE							
YEAR OF MATURITY	FIXED RATE			VARIABLE RATE		TOTAL DEBT	
	WTD AVG RATE		DEBT	WTD AVG RATE	DEBT	DEBT	% OF TOTAL
2010	7.50	$	39,032,000	2.13	$ 21,237,736	$ 60,269,736	2.82%
2011	6.10		288,443,747	2.63	10,750,998	299,194,744	14.00%
2012	5.94		125,934,554	-	-	125,934,554	5.89%
2013	6.00		204,628,890	-	-	204,628,890	9.58%
2014	5.35		94,403,821	-	-	94,403,821	4.42%
2015	5.84		159,755,915	2.13	30,302,585	190,058,500	8.89%
2016	5.45		313,365,258	3.71	39,397,848	352,763,105	16.51%
2017	5.78		157,524,000	3.50	113,657,517	271,181,517	12.69%
2018	5.78		152,983,532	-	-	152,983,532	7.16%
2019	5.65		201,764,749	-	-	201,764,749	9.44%
2020 - 2034	5.53		158,863,816	1.32	24,695,000	183,558,816	8.59%
TOTAL	5.79	$	1,896,700,282	2.98	$ 240,041,683	$ 2,136,741,965	100.00%

Unencumbered Properties

Property	# Units	Market	State
Middlebrooke Apartments	208	Baltimore	MD
Morningside Heights	1,050	Baltimore	MD
The Coves at Chesapeake	469	Baltimore	MD
Westbrooke Apartments	110	Baltimore	MD
Gardencrest	696	Boston	MA
The Townhomes of Beverly	204	Boston	MA
The Village at Marshfield	276	Boston	MA
Blackhawk Apartments	371	Chicago	IL
Courtyards Village	224	Chicago	IL
The Colony	783	Chicago	IL
Cambridge Village	82	Long Island	NY
Heritage Square	80	Long Island	NY
Holiday Square	144	Long Island	NY
Yorkshire Village	40	Long Island	NY
Liberty Commons	120	Portland	ME
East Hill Gardens	33	Northern NJ	NJ
Jacob Ford Village	270	Northern NJ	NJ
Pleasure Bay	270	Northern NJ	NJ
Windsor Realty	67	Northern NJ	NJ
Glen Brook	177	Philadelphia	PA
Racquet Club South	103	Philadelphia	PA
Trexler Park West	216	Philadelphia	PA
1200 East West Highway (1)	247	Suburban Washington, DC	DC
Courts at Huntington Station (1)	84	Suburban Washington, DC	DC
Braddock Lee	255	Suburban Washington, DC	DC
Seminary Hill	296	Suburban Washington, DC	DC
Woodleaf Apartments	228	Suburban Washington, DC	DC

Total Number of Units:	**7,103**
Total Number of Properties:	**27**

(1) Properties in development - now leasing

Recurring Capital Expenditure Summary

For 2010, the Company estimates that the amount of recurring, non-revenue enhancing capital expenditures incurred on an annual basis for a standard garden style apartment will remain unchanged at $800 per apartment unit

The Company's policy is to capitalize costs related to the acquisition, development, rehabilitation, construction and improvement of properties. Capital improvements are costs that increase the value and extend the useful life of an asset. Ordinary repair and maintenance costs that do not extend the useful life of the asset are expensed as incurred. Costs incurred on a lease turnover due to normal wear and tear by the resident are expensed on the turn. Recurring capital improvements typically include appliances, carpeting and flooring, HVAC equipment, kitchen/bath cabinets, new roofs, site improvements and various exterior building improvements. Non-recurring, revenue generating upgrades include, among other items community centers, new windows, and kitchen/bath apartment upgrades. Revenue generating capital improvements will directly result in increased rental earnings or expense savings. The Company capitalizes interest and certain internal personnel costs related to the communities under rehabilitation and construction.

The table below is a list of the items that management considers recurring, non-revenue enhancing capital and maintenance expenditures for a standard garden style apartment. Included are the per unit replacement cost and the useful life that Management estimates the Company incurs on an annual basis.

Category	Capitalized Cost Per Unit	Useful Life[1]	Capitalized Expenditure Per Unit Per Year[2]	Maintenance Expense Cost Per Unit Per Year[3]	Total Cost Per Unit Per Year
Appliances	$ 1,436	9	$ 160	$ 13	$ 173
Blinds/shades	135	3	45	7	52
Carpets/cleaning	770	4	193	180	373
Computers, equipment, misc.[4]	120	6	20	18	38
Contract repairs	-	-	-	147	147
Exterior painting [5]	84	3	28	-	28
Flooring	250	9	28	-	28
Furnace/air (HVAC)	824	24	34	105	139
Hot water heater	260	7	37	-	37
Interior painting	-		-	205	205
Kitchen/bath cabinets upgrades	1,200	15	80	-	80
Landscaping site	-	-	-	131	131
New roof	800	24	33	-	33
Parking lot site	540	15	36	-	36
Pool/exercise facility	119	15	8	54	62
Windows major	1,505	20	75	-	75
Miscellaneous [6]	385	17	23	-	23
Total	$ 8,428		$ 800	$ 860	$ 1,660

[1] Estimated weighted average actual physical useful life of the expenditure capitalized.

[2] This amount is not necessarily incurred each and every year. Some years will be higher, or lower depending on the timing of certain longer life expenditures.

[3] These expenses are included in the Operating and Maintenance line item of the Consolidated Statement of Operations. Maintenance labor costs are not included in the $860 per unit estimate. All personnel costs for site supervision, leasing agents, and maintenance staff are combined and disclosed in the Company's same-store expense detail schedule

[4] Includes computers, office equipment/furniture, and maintenance vehicles.

[5] The level of exterior painting may be lower than other similarly titled presentations as the Company's portfolio has a significant amount of brick exteriors. In addition, the other exposed surfaces are most often covered in aluminum or vinyl.

[6] Includes items such as: balconies, siding, and concrete/sidewalks.

In reviewing the breakdown of costs above, one must consider the Company's unique strategy in operating apartments which has been to improve every property every year regardless of age. Another part of its strategy is to purchase older properties and rehabilitate and reposition them to enhance internal rates of return. This strategy results in higher costs of capital expenditures and maintenance costs which is more than justified by higher revenue growth, higher net operating income growth and a higher rate of property appreciation.

Capital Expenditure Summary

The Company estimates that on an annual basis $800 per unit is spent on recurring capital expenditures in 2010 and 2009. During the three months ended June 30, 2010 and 2009, approximately $200 per unit was spent on recurring capital expenditures. For the six months ended June 30, 2010 and 2009, approximately $400 per unit was spent on recurring capital expenditures. The table below summarizes the actual total capital improvements incurred by major categories and an estimate of the breakdown of total capital improvements by major categories between recurring and non-recurring, revenue generating capital improvements for the three and six months ended June 30, 2010 as follows:

For the three months ended June 30, 2010
(\$ in thousands, except per unit data)

	Recurring Cap Ex	Per Unit[a]	Non-Recurring Cap Ex	Per Unit[a]	Total Capital Improvements	Per Unit[a]
New buildings	$ -	$ -	$ 36	$ 1	$ 36	$ 1
Major building improvements	1,139	32	2,573	71	3,712	103
Roof replacements	398	11	376	10	774	21
Site improvements	398	11	1,853	51	2,251	62
Apartment upgrades	1,169	32	6,340	176	7,509	208
Appliances	1,307	36	-	-	1,307	36
Carpeting/flooring	1,998	55	502	14	2,500	69
HVAC/mechanicals	642	18	3,696	102	4,338	120
Miscellaneous	181	5	336	9	517	14
Totals	$ 7,232	$ 200	$ 15,712	$ 434	$ 22,944	$ 634

[a] Calculated using the weighted average number of units owned, including 35,798 core units, and 2010 acquisition units of 362 for the three months ended June 30, 2010.

For the six months ended June 30, 2010
(in thousands, except per unit data)

	Recurring Cap Ex	Per Unit[b]	Non-Recurring Cap Ex	Per Unit[b]	Total Capital Improvements	Per Unit[b]
New Buildings	$ -	$ -	$ 84	$ 2	$ 84	$ 2
Major building improvements	2,267	63	2,758	77	5,025	140
Roof replacements	594	17	375	10	969	27
Site improvements	792	22	2,682	75	3,474	97
Apartment upgrades	2,808	78	9,752	271	12,560	349
Appliances	2,319	64	-	-	2,319	64
Carpeting/Flooring	3,976	111	510	14	4,486	125
HVAC/Mechanicals	1,277	35	5,835	162	7,112	197
Miscellaneous	360	10	512	14	872	24
Totals	$ 14,393	$ 400	$ 22,508	$ 625	$ 36,901	$ 1,025

[b] Calculated using the weighted average number of units owned, including 35,798 core units, and 2010 acquisition units of 180 for the six months ended June 30, 2010.

Capital Expenditure Summary

The schedule below summarizes the breakdown of total capital improvements between core and non-core as follows:

For the three months ended June 30, 2010
($ in thousands, except per unit data)

	Recurring Cap Ex	Per Unit[c]	Non-Recurring Cap Ex	Per Unit[c]	Total Capital Improvements	Per Unit[c]
Core Communities	$ 7,160	$ 200	$ 15,689	$ 438	$ 22,849	$ 638
2010 Acquisition Communities	72	200	23	63	95	263
Sub-total	7,232	200	15,712	434	22,944	634
2009 Disposed Communities	-	-	-	-	-	-
Corporate office expenditures [1]	-	-	-	-	1,065	-
	$ 7,232	$ 200	$ 15,712	$ 434	$ 24,009	$ 634

[c] Calculated using the weighted average number of units owned, including 35,798 core units and 2010 acquisition units of 362 for the three months ended June 30, 2010.

For the six months ended June 30, 2010
(in thousands, except per unit data)

	Recurring Cap Ex	Per Unit[d]	Non-Recurring Cap Ex	Per Unit[d]	Total Capital Improvements	Per Unit[d]
Core Communities	$ 14,321	$ 400	$ 22,485	$ 628	$ 36,806	$ 1,028
2010 Acquisition Communities	72	400	23	128	95	528
Sub-total	14,393	400	22,508	625	36,901	1,025
2009 Disposed Communities	-	-	-	-	-	-
Corporate office expenditures [1]	-	-	-	-	1,975	-
	$ 14,393	$ 400	$ 22,508	$ 625	$ 38,876	$ 1,025

[1] No distinction is made between recurring and non-recurring expenditures for corporate office. Corporate office expenditures includes principally computer hardware, software, office furniture, fixtures and leasehold improvements.

[d] Calculated using the weighted average number of units owned, including 35,798 core units and 2010 acquisition units of 180 for the six months ended June 30, 2010.

Adjusted Net Operating Income - Core Properties
($ in thousands)

	Quarter 6/30/2010	Quarter 6/30/2009	Change
Net Operating Income	$ 74,754	$ 73,821	1.3%
Less: Non Recurring Cap Ex @ 6%	(941)	-	-
Adjusted Net Operating Income	$ 73,813	$ 73,821	(0.0%)

Some of our Core Property NOI reflects incremental investments in the communities above and beyond normal capital replacements. After charging ourselves a 6% cost of debt capital on these additional expenditures, what we refer to as the adjusted NOI for the quarter is recalculated and presented above.

Development Communities as of June 30, 2010
($ in thousands)

	Property Type		# of Units at Completion	Estimated Costs	Estimated Costs Per Unit	Costs Incurred	Construction Start	Initial Occupancy	Construction Completion	% Physical Occupancy
Under construction:										
1200 East West Highway Silver Spring, MD	High Rise		247	$ 86,600 [1]	$ 332.4	$ 81,343	2Q 07	1Q 10	3Q 10	48.6% [2]
Courts at Huntington Station	Podium	Phase One	202					2Q 10	3Q 10	50.0% [3]
Alexandria, VA		Phase Two	219					1Q 11	2Q 11	
Total Courts at Huntington Station			421	$ 127,200	$ 302.1	$ 96,056	1Q 08	2Q 10	2Q 11	
Total Under Construction			668	$ 213,800	$ 313.3					
Pre-construction:										
Falkland North Silver Spring, MD	High Rise		tbd	tbd	tbd	2,568	tbd	tbd	tbd	n/a
Ripley Street Silver Spring, MD	High Rise		300 [4]	tbd	tbd	19,688	tbd	tbd	tbd	n/a
Total						$ 199,655				

[1] Estimated costs have increased mostly attributed to approximately 10,000 sq ft of retail space that will be retained on space no longer under contract to sell.

[2] Physical occupancy percentage is calculated using 247 available units at June 30, 2010

[3] Physical occupancy percentage is calculated using 84 available units at June 30, 2010

[4] Preliminary estimates.

2010 Earnings Guidance	Actual First Quarter	Actual Second Quarter	Third Quarter	Fourth Quarter	Year
2010 compared to 2009					
FFO per share - **2010** guidance	$0.707	$0.760	$.73 - $.77	$.75 - $.79	$2.95 - $3.03
Midpoint of guidance	$0.707	$0.760	$0.750	$0.770	$2.99
FFO per share - **2009** actual	$0.794	$0.838	$0.814	$0.773	$3.219
Improvement projected	-11.0%	-9.3%	-7.9%	-0.4%	-7.1%

2010 unusual items included in actual / guidance above					
Expensed property acquisition costs	$0.000	$0.013	$0.022	$0.000	$0.035
Costs related to record severe storms	$0.050	$0.000	$0.000	$0.000	$0.050
Combined unusual items	$0.050	$0.013	$0.022	$0.000	$0.085

Assumptions for midpoint of guidance:					
Same store revenue growth	-0.5%	-0.2%	0.0%	0.1%	-0.2%
Same store expense growth	1.0%	-2.4%	-0.8%	1.2%	-0.2%
Same store NOI growth	-1.7%	1.3%	0.5%	-0.6%	-0.1%
Same store rental income growth	-0.9%	-0.6%	0.1%	0.7%	-0.2%

Assumption for occupancy in guidance:					
Same store **2010** physical occupancy	94.8%	95.5%	95.5%	95.1%	95.2%
Same store **2009** physical occupancy	94.3%	95.0%	95.1%	95.0%	94.8%
Change in occupancy	0.5%	0.5%	0.4%	0.1%	0.4%

Changes in guidance since last quarter.

Same store revenue - Current guidance assumes -0.2% revenue growth for the year versus previous guidance of slightly positive revenue growth of 0.2%. The main factor for the change results from a significant reduction in utility recovery income which is offset by a similar reduction in utility expenses.

Same store expense - Current guidance reflects a 0.3% reduction in costs year-over-year versus a 2.6% increase previously forecasted. There are numerous line items that are contributing to this much better run-rate.

Electric costs are benefiting from rebate programs in two regions, re-bidding resulting in lower rates in two other regions, and energy conservation efforts which are paying big dividends. Projection now expecting electric down 14% versus original projection of up 3.2%.

Both natural gas heating cost rates and usage have been lower than originally projected. Now expect year-over-year decrease of 11% versus reduction of only 3.1% in original projection.

Repairs and maintenance have been reduced by a combination of lower turnover and a significant re-bidding process resulting in much lower pricing. We now expect costs to go down in this line item 2% versus going up 3.9% before.

Contracts for trash removal costs recently have been re-bid, resulting in projected reduction of 1.6% versus original increase of 6.4%.

Interest expense - We projected higher line of credit costs year-over-year which hurt our original projection. Our debt activity now (on any refinance or new loan) is coming in at rates lower than originally expected which is adding approximately 2 cents to the bottom line.

Acquisition activity - We were conservative in our original guidance suggesting $100 million of acquisitions. As of August 5th, we have closed on $120 million with a weighted average first year cap rate of 6.1%. Based on the existing pipeline of deals, we are now assuming we will close on $325 million of acquisitions. Based on our current cost of capital, especially the low interest rate environment, these are immediately accretive to earnings.